UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D
Under the Securities Exchange Act of 1934

Nuveen Dividend Advantage Municipal Income Fund (NVG)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

67071L106

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 16, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 67071L106

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  2,769,843

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  2,769,843

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

2,769,843

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

9.34%

14. Type of Reporting Person (See Instructions)

IA

Item 1. Security and Issuer.

Nuveen Funds.
333 West Wacker Drive
Chicago, IL 60606

Item 2. Identity and Background.

(a) Karpus Management, Inc., d/b/a Karpus Investment Management (“KIM”), George W. Karpus, President, Director and controlling stockholder.

(b) The address of KIM’s principal place of business and principal office is: 183 Sully’s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts and others.

(d) None of the Principals or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 2,769,843 shares of the Nuveen Dividend Advantage Municipal Income Fund on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 9.34% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of Nuveen Dividend Advantage Municipal Income Fund fits the investment guidelines for various Accounts. Shares have been acquired since December 18, 2012.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 2,769,843 shares or 9.34% of the outstanding shares. George W. Karpus presently owns 130,864 shares. JoAnn Van Degriff presently owns 20,000 shares. Dana R. Consler presently owns 6,900 shares. KIM Profit Sharing Plan presently owns 5,500 shares. Karpus Management, Inc. presently owns 20,706 shares. None of the other principals of KIM presently own shares of the Nuveen Dividend Advantage Municipal Income Fund.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market transactions for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market transactions:

 Date Shares Price Per Share

 4/15/2014 12,100  $13.41
 4/16/2014 11,000  $13.40
 4/17/2014 14,838  $13.42
 4/21/2014 22,587  $13.48
 4/22/2014 700   $13.50
 4/25/2014 1,400  $13.71
 4/28/2014 (400) $13.74
 4/29/2014 1,200  $13.75
 4/30/2014 14,300  $13.76
 5/1/2014  7,475  $13.79
 5/1/2014  (1,700) $13.79
 5/2/2014  6,300  $13.72
 5/6/2014  600   $13.83
 5/7/2014  29,020  $13.88
 5/9/2014  2,700  $13.93
 5/12/2014 10,000  $13.90
 5/13/2014 525   $13.84
 5/14/2014 700   $13.88
 5/14/2014 (5,000) $13.84
 5/15/2014 5,000  $13.87
 5/16/2014 13,363  $13.90
 5/19/2014 1,200  $13.94
 5/20/2014 1,025  $13.90
 5/21/2014 300   $13.90
 5/22/2014 1,000  $13.94
 5/23/2014 4,000  $13.93
 5/27/2014 1,000  $13.95
 5/28/2014 5,000  $14.00
 5/29/2014 550   $14.04
 5/30/2014 1,100  $14.02
 6/2/2014  4,200  $13.98
 6/3/2014  13,052  $13.94
 6/4/2014  8,798  $13.84
 6/4/2014  (150) $13.81
 6/5/2014  3,500  $13.82
 6/9/2014  5,800  $13.93
 6/10/2014 650   $13.92
 6/12/2014 6,300  $13.92
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the Nuveen Dividend Advantage Municipal Income Fund securities.

Item 7. Materials to be Filed as Exhibits.

None
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Karpus Management, Inc.

By:   /s/
Name:   Daniel Lippincott
Title:   Senior Tax-Sensitive Manager
Date:   June 16, 2014